SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities and Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-3658

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The First American Corporation

401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The First American Corporation

1 First American Way

Santa Ana, California 92707

The First American Corporation

401(k) Savings Plan

Contents

December 31, 2002 and 2001

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRST AMERICAN CORPORATION 401(K) SAVINGS PLAN

Date:	June 25, 2003	By:	/s/ THOMAS A. KLEMENS
(Signature) Thomas A. Klemens Senior Vice President Chief Financial Officer

Report of Independent Auditors

To the Participants and Administrator of

The First American Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The First American Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS

June 25, 2003

The First American Corporation

401(k) Savings Plan

Report on Audited Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001, and for the

Years Ended December 31, 2002 and 2001

The First American Corporation

401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value	$420,973,355	$360,465,930
Participant loans	7,363,816	4,168,124

Total investments	428,337,171	364,634,054

Receivables
Dividends	891,051	598,331
Participant contributions	33,370	44,461
Employer contributions	42,376,441	17,316,816
Other	40,222	10,211

Total receivables	43,341,084	17,969,819

Total assets	471,678,255	382,603,873
Liabilities
Administrative expenses payable	43,624	47,551

Net assets available for benefits	$471,634,631	$382,556,322

The accompanying notes are an integral part of these financial statements.

The First American Corporation

401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Additions
Net appreciation (depreciation) in fair value of instruments	$6,229,734	$(46,733,151)
Interest income	1,049,062	967,824
Dividend income	6,275,002	3,524,346

Total investment income (loss)	13,553,798	(42,240,981)

Contributions
Participants	55,842,724	45,422,102
Employer	25,977	3,310,093
Employer non-cash discretionary profit match	42,376,441	17,316,697
Transfer from The First American Corporation Employee
Profit Sharing and Stock Ownership Plan	—	106,686,073
Other transfers, net	9,016,309	21,023,332

Total contributions	107,261,451	193,758,297

Total additions	120,815,249	151,517,316

Deductions
Benefits paid to participants	(31,192,627)	(15,327,393)
Administrative expenses	(544,313)	(227,512)

Total deductions	(31,736,940)	(15,554,905)

Increase in net assets	89,078,309	135,962,411
Net Assets Available for Benefits
Beginning of year	382,556,322	246,593,911

End of year	$471,634,631	$382,556,322

The accompanying notes are an integral part of these financial statements.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of the Plan

The following description of The First American Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by The First American Corporation (the “Company”). An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 30 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Upon enrollment in the Plan a participant may direct contributions in 1 percent increments to any of ten investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options effective the first day of each calendar month, depending upon the participant’s election by a specified date.

Effective January 1, 2001, the Company changed the trustee and record keeper of the Plan from First American Trust, FSB to Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Contributions

Participants may contribute from 1 percent to 15 percent of pretax annual compensation, as defined by the Plan. Contributions are subject to certain limitations. Prior to January 1, 2002, the Company contributed a basic match contribution in the amount of 50 percent of the first $500 of a participant’s contribution. Subsequent to January 1, 2002, the Company basic match was discontinued. Additional discretionary profit matching amounts may be contributed by the Company at the option of the Company’s Board of Directors and are based on the pretax profitability of the Company for the year. Discretionary profit matching contributions were $42,376,441 and $17,316,697 for the years ending December 31, 2002 and 2001, respectively. These amounts were paid by issuing the First American Corporation stock. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) the earnings or losses, and charged with an allocation of administrative expenses. Allocations of Company contributions and earnings are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the Company’s contributions, plus actual earnings thereon.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Payment of Benefits

The plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw up to 70 percent of their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the Internal Revenue Code (“IRC”).

Loans

Commencing August 1, 2001, a participant may borrow a portion of his account balance pursuant to rules and procedures established by the Plan’s administrative committee. The amount borrowed may not exceed the lesser of 50 percent of the value of the participant’s account balance or $50,000 (which latter amount would be reduced if the participant had loans from the Plan outstanding during the one-year period preceding the day on which any new loan from the Plan would be made).

Transfer

During 2002, there was a net total of $9,016,309 in assets transferred into the Plan from other plans. On December 3, 2001, upon termination of The First American Corporation Employee Profit Sharing and Stock Ownership Plan, assets with a fair value of $106,686,073 were transferred to the Plan. In addition, $21,023,332 of assets from other plans were transferred to the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are stated at quoted market prices (except for the Money Market Fund, which is recorded at amortized cost which approximates market value). Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassifications

Certain 2001 amounts were reclassified to conform to the 2002 presentation.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31:

	2002	2001
Mutual funds:
* Davis NY Venture A	$26,210,692	$26,770,700
* Fidelity Low Price Stock	43,565,617	41,191,304
* Fidelity Diversified International	23,673,354	22,549,460
* Fidelity Large-Cap Stock	23,578,573	23,980,558
* Fidelity Retire Money Market	47,347,743	36,836,343
* Fidelity US Bond Index	27,207,675	17,802,180
Common stock:
* The First American Corporation	197,707,264	160,181,660
* Other	39,046,253	35,321,849

	$428,337,171	$364,634.054

*	Denotes party-in-interest

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

During 2002 and 2001, the Plan’s investments, including gains and losses on investments sold as held during the year, appreciated (depreciated) in value by $6,229,734 and ($46,733,151), respectively, as follows:

	2002	2001
Mutual funds	$(23,230,838)	$(4,854,877)
Company common stock	29,460,572	(41,878,274)

	$6,229,734	$(46,733,151)

Investment Options

For contributions made, the Plan provides several investment options, which are described below.

Money Market Fund

Money market funds invest in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25 percent of the total assets of the fund may be invested in the financial services industry.

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80 percent of its total assets in bonds included in the Lehman Brothers Aggregate Bond Index. The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index while maintaining similar risk characteristics.

Balanced Fund

Balanced funds invest a majority (generally not less than 60 percent) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Large Cap Equity Index Fund

Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. In our Plan the equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation. Small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

International Fund

International funds invest primarily (normally at least 65 percent of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Company Stock Fund

This fund invests in the common shares of The First American Corporation and such other assets, awaiting investment in First American shares, as the plan trustee considers advisable.

4.	Related Party Transactions

The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $154,209 and $220,590 for the years ended December 31, 2002 and 2001, respectively.

The Plan held First American Corporation Stock with fair values of $197,707,265 and $160,181,660 at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, 8,905,733 and 8,547,581 shares of common stock are included in the First American Stock Fund, respectively. The Plan made purchases and sales of First American Corporation Stock during 2002 and 2001.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

6.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 2003, that the Plan is designated in accordance with applicable sections of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Inactive Accounts

Net assets available for plan benefits as of December 31, 2002 and 2001, included approximately $64,324,856 and $50,080,948, respectively, representing the vested portion of accounts of participants who have terminated their employment with the Company, for which disbursement of their account balances have not yet been requested.

8.	Plan Amendments

During 2002, the plan administrative committee approved amendments to the Plan. The most significant amendments not already disclosed are as follows:

•	The annual compensation of each participant taken into account in determining allocations for any Plan year beginning after December 31, 2002, shall not exceed $200,000.

•	Effective September 1, 2002, each participant who will have attained age 50 before the close of the Plan Year 2002 is eligible to make Catch Up contributions subject to IRC code section 414(v). Catch Up Contributions will not entitle the Participant to additional Employer matching contribution.

•	Effective January 1, 2002, any matching contribution that relates to excess Pretax Deferral shall be forfeited. These corrective steps shall be taken within 12 months after the Plan year to which the matching contributions relate.

The First American Corporation

401(k) Savings Plan

Schedule of Assets (Held At End of Year)

As of December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
*	Fidelity Management Trust Company	Davis NY Venture A	N/A	$26,210,692

*	Fidelity Management Trust Company	WF Small Cap Growth A	N/A	7,493,194

*	Fidelity Management Trust Company	Company Stock Fund	N/A	197,707,264

*	Fidelity Management Trust Company	Fidelity Balanced	N/A	19,546,216

*	Fidelity Management Trust Company	Fidelity Low Price Stock	N/A	43,565,617

*	Fidelity Management Trust Company	Fidelity Diversified International	N/A	23,673,354

*	Fidelity Management Trust Company	Fidelity Large-Cap Stock	N/A	23,578,573

*	Fidelity Management Trust Company	Fidelity Retirement Money Market	N/A	47,347,743

*	Fidelity Management Trust Company	Fidelity US Bond Index	N/A	27,207,675

*	Fidelity Management Trust Company	Fidelity US Equity Index Pool	N/A	4,643,027

*	Loans to participants	Maturities through January 2013 with interest from 4.75 percent 11.5 percent	N/A	7,363,816

				$428,337,171

*	Denotes party-in-interest
**	Cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.